August 10, 2007

Ms. Linda Cvrkel, Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	Federal-Mogul Corporation (the “Company”)

Form 10-K for the year ended December 31, 2006

File No. 001-01511

Dear Ms. Cvrkel:

We are responding to your letter dated July 27, 2007 relating to Federal-Mogul Corporation’s (the “Company”) annual report on Form 10-K for the year ended December 31, 2006. We appreciate the Staff’s input and suggestions.

For your convenience, the Staff’s comment has been retyped below in boldface type, and the Company’s response is provided immediately after the comment.

Note 12. Investments in Non-Consolidated Affiliates

1.	We have reviewed your response to our prior comment in which you explain your rationale for not accounting for the put option with respect to your joint venture investment in Turkey as a derivative pursuant to SFAS No. 133. However, after further considering the nature of the put option held by the other party to the joint venture, we now have concern that the existence of this put option, which reduces the other joint venture partner’s potential exposure to losses, may result in a requirement for the Company to consolidate this joint venture interest pursuant to FIN 46(R). Please explain in detail how you evaluated your investment in this entity to determine whether consolidation would be required pursuant to FIN 46(R).

The Company first described its conclusions regarding the accounting for its Turkey joint venture, inclusive of its analysis of FIN 46(R), to the SEC in its letter dated October 22, 2004. Since that time, there have not been any reconsideration events pursuant to paragraph 7 of FIN 46(R). In addition, the Company has reassessed its accounting for the Turkey joint venture as of December 31, 2004, 2005 and 2006 and concluded that the underlying facts, circumstances, and conclusions related to the accounting and disclosure of the Turkey joint venture have not changed from those described in that letter and reiterated below.

As background information, the Turkey joint venture was established during 1995 between T&N plc (“T&N”) and the Dereli family (“Dereli”). Federal-Mogul Corporation (the “Company”) became affiliated with this entity through the acquisition of T&N during 1998.

The joint venture relationship between the Company and Dereli is governed by the formal terms of the Turkey joint venture as set forth in a written Shareholder’s Agreement. This agreement establishes joint control of the entity and outlines the process for key decision making such that neither party is able to unilaterally control the entity. The agreement also includes an option for Dereli to put their shares in the entity to the Company at the existing fair value or at a guaranteed minimum amount, whichever is higher. The put option can be exercised at the discretion of Dereli.

The joint venture was initially capitalized through the contribution of 100% of T&N’s shares in Goetze Istanbul Segman ve Gomlek Sanayi Ticaret A.S. and Dereli’s shares in Istanbul Motor Piston ve Pim Sanayi A.S. and Dereli Holding A.S. The fair value of each party’s contribution in kind was DM65 million for total capitalization of DM130 million. This initial capitalization resulted in ownership interests of 50%, respectively.

The joint venture is managed through its board of directors, which is comprised of 8 directors, 4 appointed by the Company and 4 appointed by Dereli. An executive committee oversees the operations of the joint venture in accordance with the policies and directives of the board through monthly meetings. The executive committee is comprised of 4 members, 2 nominated by the Company and 2 nominated by Dereli. The day to day operations of the joint venture are directed by two General Managers. The Company is responsible for nominating a General Manager for the OE business while Dereli is responsible for nominating a General Manager for the Aftermarket business. Each General Manager nominated must be approved by the other joint venture partner.

As discussed in our response letter to the SEC dated October 22, 2004, the initial determination of whether the Turkey joint venture would qualify as a variable interest entity was made as of January 1, 2004, the date of adoption of the standard. As previously disclosed, the analysis was performed as of this date because information that would allow the Company to complete the analyses required pursuant to FIN 46(R) was not readily available from either the date of formation or the date of acquisition, and was impracticable to obtain (due to the length of time since the dates of the transactions and the death of a principal involved in the transactions, among other factors). At that date due to the continued success of the joint venture, the put option was significantly out of the money.

The Company believes that the joint venture is a business as defined pursuant to Appendix C of FIN 46(R). The joint venture was formed to provide a return to its investors utilizing inputs, processes and outputs. Inputs include fixed assets, employees, design and product application technologies and raw materials. Processes include short and long-term business planning, materials and production planning and execution, and lean manufacturing techniques. Outputs consist of finished pistons, piston rings, pins, and cylinder liners for sale to OE and Aftermarket customers. Since its formation, the Turkish joint venture has demonstrated that it is able to utilize these inputs, processes and outputs to conduct normal operations and sustain a revenue stream by providing its products to OE and Aftermarket customers in the Mid-East.

Pursuant to paragraph 4(h) of FIN 46(R), an entity that is a business need not be evaluated to determine if it is a variable interest unless one or more of the following conditions specified in subparagraphs 4(h)(a)-(d) exist:

a.	The reporting enterprise, its related parties, or both participated significantly in the design or redesign of the entity. However, this condition does not apply if the entity is an operating joint venture under joint control of the reporting enterprise and one or more independent parties or a franchisee.

b.	The entity is designed so that substantially all of its activities either involve or are conducted on behalf of the reporting enterprise and its related parties.

c.	The reporting enterprise and its related parties provide more than half of the total of the equity, subordinated debt, and other forms of subordinated financial support to the entity based on an analysis of the fair values of the interests in the entity.

d.	The activities of the entity are primarily related to securitizations or other forms of asset-backed financings or single-lessee leasing arrangements.

The Company has concluded the business scope exception contained in paragraph 4(h) is applicable to the Turkish joint venture. In reaching this conclusion, the Company examined the applicability of the four exception conditions to the business exemption, noting the following:

a.	APB No. 18, “The Equity Method of Accounting for Investments in Common Stock” defines a joint venture as an entity owned and operated by a small group of businesses as a separate and specific business or project for their mutual benefit. The Turkey joint venture is owned by the Company and Dereli and operated through joint decision making authority, as previously discussed, for the purpose of combining complementary technological knowledge, manufacturing expertise and distribution capability to enhance the core businesses of the joint venture partners. Accordingly, the Company has concluded that the Turkish joint venture is an operating joint venture under joint control of the venture partners thus rendering the condition contained in paragraph 4(h)(a) of FIN 46(R) not applicable.

b.	As previously discussed, the Turkish joint venture was formed initially through T&N and Dereli contributing existing entities involved in the manufacturing and marketing of automotive parts in the Mid-East.

In addition, the Company has considered whether the presence of the put option held by Dereli might indicate that the joint venture is primarily for the benefit of the Company. The Company concluded that, when considered within the scope of all of the activities performed by the joint venture and the relation of those activities to the Company and Dereli, the put option does not alter the Company’s conclusion that substantially all of the entity’s activities are not performed on behalf of the Company. The Company believes that the minimum guaranteed amount is not a substantive feature of the arrangement because it was significantly out of the money as of the date of the initial assessment and continues to be significantly out of the money.

Accordingly, the Company has concluded that the economics, structure and operations indicate that substantially all of the joint venture’s activities are not conducted on its behalf, and the provisions of paragraph 4(h)(b) are not applicable.

c.

The joint venture was initially designed around an investment of equal proportions and has been maintained as such for an ownership interest of 50:50 for each party to the agreement. Moreover, Dereli is not a related party of the Company. The subordinated financial support of the Turkey joint venture is through equal amounts of common stock held by each party.

Because of this structure, the fair value of the subordinated financial support provided by the Company to the Turkish joint venture is equal to the amount provided by Dereli.

In addition, the Company has also considered whether the presence of the put option held by Dereli in any way impacts the proportionate equity or financial support to the entity. The Company has concluded that because the put option was significantly out of the money as of the date of adoption of FIN 46(R) and there have been no reconsideration events, there is no impact on proportionate equity or financial support. Accordingly, the provisions of paragraph 4(h)(c) are not applicable.

d.	The activities of the Turkey joint venture are not primarily related to securitizations or other forms of asset-backed financings or single-lessee leasing arrangements, rather the manufacturing and marketing of pistons, piston rings, pins and cylinder liners. Accordingly, the provisions of paragraph 4(h)(d) are not applicable.

Again, based upon the above assessment, the Company has concluded the business scope exception contained in paragraph 4(h) is applicable to the Turkish joint venture. The foregoing response has been reviewed by Ernst & Young’s National Accounting Office, including David Kane, who agrees with the Company’s conclusions. As such, consolidation of the Turkey joint venture pursuant to FIN 46(R) would be inappropriate.

If you have any questions or wish to discuss any of the Company’s response, please contact me directly at 248-354-9924.

Very truly yours,

/s/ Robert L. Katz
Robert L. Katz
Senior Vice President and General Counsel